MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT JUNE 30 OF 2003 AND 2002

(Thousands of Pesos) CONSOLIDATED

Final printing
REF		QUARTER OF PRESENT		QUARTER OF PREVIOUS
S	CONCEPTS	FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
1	TOTAL ASSETS	159,603,813	100	170,225,327	100
2	CURRENT ASSETS	31,060,275	19	37,154,502	22
3	CASH AND SHORT-TERM INVESTMENTS	8,108,577	5	11,997,219	7
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	18,327,947	11	17,936,670	11
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	1,897,047	1	4,538,181	3
6	INVENTORIES	718,456	0	636,850	0
7	OTHER CURRENT ASSETS	2,008,248	1	2,045,582	1
8	LONG - TERM	841,467	1	1,028,243	1
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	805,450	1	981,104	1
11	OTHER INVESTMENTS	36,017	0	47,139	0
12	PROPERTY, PLANT AND EQUIPMENT	119,191,664	75	122,602,098	72
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	281,374,198	176	258,636,153	152
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	165,101,231	103	146,322,034	86
17	CONSTRUCTION IN PROCESS	2,918,697	2	10,287,979	6
18	DEFERRED ASSETS (NET)	721,186	0	869,290	1
19	OTHER ASSETS	7,789,221	5	8,571,194	5
20	TOTAL LIABILITIES	94,309,979	100	107,398,887	100
21	CURRENT LIABILITIES	35,430,597	38	26,684,603	25
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	7,152,955	8	5,909,032	6
24	STOCK MARKET LOANS	11,396,078	12	2,511,567	2
25	TAXES TO BE PAID	3,067,790	3	2,599,123	2
26	OTHER CURRENT LIABILITIES	13,813,774	15	15,664,881	15
27	LONG - TERM LIABILITIES	40,424,081	43	62,075,099	58
28	BANK LOANS	17,252,881	18	28,268,666	26
29	STOCK MARKET LOANS	23,171,200	25	33,806,433	31
30	OTHER LOANS	0	0	0	0
31	DEFERRED LOANS	14,190,632	15	13,703,793	13
32	OTHER LIABILITIES	4,264,669	5	4,935,392	5
33	CONSOLIDATED STOCK HOLDERS' EQUITY	65,293,834	100	62,826,440	100
34	MINORITY INTEREST	0	0	0	0
35	MAJORITY INTEREST	65,293,834	100	62,826,440	100
36	CONTRIBUTED CAPITAL	38,637,803	59	39,615,010	63
37	PAID-IN CAPITAL STOCK (NOMINAL)	310,461	0	325,731	1
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	27,196,996	42	28,159,415	45
39	PREMIUM ON SALES OF SHARES	11,130,346	17	11,129,864	18
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	CAPITAL INCREASE (DECREASE)	26,656,031	41	23,211,430	37
42	RETAINED EARNINGS AND CAPITAL RESERVE	86,414,249	132	82,596,165	131
43	REPURCHASE FUND OF SHARES	0	0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(70,946,766)	(109)	(69,288,137)	(110)
45	NET INCOME FOR THE YEAR	11,188,548	17	9,903,402	16

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final printing
REF		QUARTER OF PRESENT		QUARTER OF PREVIOUS
S	CONCEPTS	FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
3	CASH AND SHORT- TERM INVESTMENTS	8,108,577	100	11,997,219	100
46	CASH	1,279,655	16	1,194,691	10
47	SHORT-TERM INVESTMENTS	6,828,922	84	10,802,528	90

18	DEFERRED ASSETS (NET)	721,186	100	869,290	100
48	AMORTIZED OR REDEEMED EXPENSES	592,778	82	634,107	73
49	GOODWILL	128,408	18	235,183	27
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0

21	CURRENT LIABILITIES	35,430,597	100	26,684,603	100
52	FOREIGN CURRENCY LIABILITIES	15,631,635	44	5,903,989	22
53	MEXICAN PESOS LIABILITIES	19,798,962	56	20,780,614	78

24	STOCK MARKET LOANS	11,396,078	0	2,511,567	100
54	COMMERCIAL PAPER	915,278	0	2,511,567	100
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	10,480,800	0	0	0

26	OTHER CURRENT LIABILITIES	13,813,774	100	15,664,881	100
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	13,813,774	100	15,664,881	100

27	LONG - TERM LIABILITIES	40,424,081	100	62,075,099	100
59	FOREIGN CURRENCY LIABILITIES	32,974,081	82	52,930,009	85
60	MEXICAN PESOS LIABILITIES	7,450,000	18	9,145,090	15

29	STOCK MARKET LOANS	23,171,200	100	33,806,433	100
61	BONDS	23,171,200	100	33,806,433	100
62	MEDIUM TERM NOTES	0	0	0	0

30	OTHER LOANS	0	0	0	0
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0

31	DEFERRED LOANS	14,190,632	100	13,703,793	100
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	14,190,632	100	13,703,793	100
67	OTHERS	0	0	0	0

32	OTHER LIABILITIES	4,264,669	100	4,935,392	100
68	RESERVES	4,264,669	100	4,935,392	100
69	OTHERS LIABILITIES	0	0	0	0

44	EXCESS (SHORTFALL) IN RESTATEMENTS OF STOCK HOLDERS' EQUITY	(70,946,766)	100	(69,288,137)	100
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	(12,602,988)	18	(12,602,443)	18
71	INCOME FROM NON-MONETARY POSITION ASSETS	(58,343,778)	82	(56,685,694)	82

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

OTHER CONCEPTS

(Thousands of Pesos)

Final printing
REF		QUARTER OF PRESENT	QUARTER OF PREVIOUS
S	CONCEPTS	FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount

72	WORKING CAPITAL	(4,370,322)	10,469,899
73	PENSIONS FUND AND SENIORITY PREMIUMS	4,264,669	4,935,392
74	EXECUTIVES (*)	134	150
75	EMPLOYERS (*)	11,471	12,045
76	WORKERS (*)	51,563	52,519
77	CIRCULATION SHARES (*)	12,418,455,194	13,029,228,431
78	REPURCHASED SHARES (*)	358,646,531	135,619,237

(*)	THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

FROM JANUARY 1st TO JUNE 30 OF 2003 AND 2002

(Thousands of Pesos)

Final printing
REF		QUARTER OF PRESENT		QUARTER OF PREVIOUS
R	CONCEPTS	FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%

1	NET SALES	55,693,814	100	55,888,571	100
2	COST OF SALES	28,739,012	52	28,257,944	51
3	GROSS INCOME	26,954,802	48	27,630,627	49
4	OPERATING	8,359,014	15	7,882,147	14
5	OPERATING INCOME	18,595,788	33	19,748,480	35
6	TOTAL FINANCING COST	775,758	1	4,118,534	7
7	INCOME AFTER FINANCING COST	17,820,030	32	15,629,946	28
8	OTHER FINANCIAL OPERATIONS	0	0	0	0
9	INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING	17,820,030	32	15,629,946	28
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	6,532,714	12	5,604,070	10
11	NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING	11,287,316	20	10,025,876	18
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	(98,768)	0	(122,474)	0
13	CONSOLIDATED NET INCOME OF CONTINUOUS OPERATIONS	11,188,548	20	9,903,402	18
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	11,188,548	20	9,903,402	18
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET CONSOLIDATED INCOME	11,188,548	20	9,903,402	18
19	NET INCOME OF MINORITY INTEREST	0	0	0	0
20	NET INCOME OF MAJORITY INTEREST	11,188,548	20	9,903,402	18

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final printing
REF		QUARTER OF PRESENT		QUARTER OF PREVIOUS
R	CONCEPTS	FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%

1	NET SALES	55,693,814	100	55,888,571	100
21	DOMESTIC	54,947,839	99	54,330,428	97
22	FOREIGN	745,975	1	1,558,143	3
23	TRANSLATED INTO DOLLARS (***)	70,197	0	157,967	0

6	TOTAL FINANCING COST	775,758	100	4,118,534	100
24	INTEREST PAID	2,754,384	355	3,239,074	79
25	EXCHANGE LOSSES	661,458	85	2,946,412	72
26	INTEREST EARNED	1,932,683	249	598,594	15
27	EXCHANGE PROFITS	0	0	0	0
28	GAIN DUE TO MONETARY POSITION	(707,401)	(91)	(1,468,358)	(36)

8	OTHER FINANCIAL OPERATIONS	0	0	0	0
29	OTHER NET EXPENSES (INCOME) NET	0	0	0	0
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0

10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	6,532,714	100	5,604,070	100
32	INCOME TAX	5,343,765	82	4,866,325	87
33	DEFERRED INCOME TAX	14,493	0	(763,076)	-14
34	WORKERS' PROFIT SHARING	1,174,456	18	1,500,821	27
35	DEFERRED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

OTHER CONCEPTS

(Thousands of Pesos)

Final printing
REF		QUARTER OF PRESENT	QUARTER OF PREVIOUS
R	CONCEPTS	FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount

36	TOTAL SALES	55,693,813	55,888,570
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	114,196,171	116,230,870
39	OPERATION INCOME (**)	38,995,349	43,979,407
40	NET INCOME OF MAJORITY INTEREST (**)	21,130,925	21,359,336
41	NET CONSOLIDATED INCOME (**)	21,130,925	21,359,336

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V.

STATEMENT OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO JUNE 30 OF 2003 AND 2002

(Thousands of Pesos)

Final printing
REF		QUARTER OF PRESENT	QUARTER OF PREVIOUS
C	CONCEPTS	FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount

1	CONSOLIDATED NET INCOME	11,188,548	9,903,402
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	9,804,641	9,379,789
3	CASH FLOW FROM NET INCOME OF THE YEAR	20,993,189	19,283,191
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(7,146,038)	(4,300,442)
5	CASH GENERATED (USED) IN OPERATING ACTIVITIES	13,847,151	14,982,749
6	CASH FLOW FROM EXTERNAL FINANCING	(8,099,641)	(4,264,811)
7	CASH FLOW FROM INTERNAL FINANCING	(9,505,829)	(6,048,887)
8	CASH FLOW GENERATED (USED) BY FINANCING	(17,605,470)	(10,313,698)
9	CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES	(2,678,944)	(2,871,521)
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(6,437,263)	1,797,530
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	14,545,840	10,199,689
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	8,108,577	11,997,219

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V.

STATEMENT OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final printing
REF		QUARTER OF PRESENT	QUARTER OF PREVIOUS
C	CONCEPTS	FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	9,804,641	9,379,789
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	9,691,380	9,907,564
14	+(-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+(-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+(-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+(-) OTHER ITEMS	113,261	-527,775

4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(7,146,038)	(4,300,442)
18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	-857,415	255,530
19	+(-) DECREASE (INCREASE) IN INVENTORIES	422,200	315,950
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	481,034	(1,520,205)
21	+(-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	0	0
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	(7,191,857)	(3,351,717)

6	CASH FLOW FROM EXTERNAL FINANCING	(8,099,641)	(4,264,811)
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	5,346,885	3,796,184
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	171,008
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	72,171	3,099,790
27	(-) BANK FINANCING AMORTIZATION	(12,851,894)	(10,654,396)
28	(-) STOCK MARKET AMORTIZATION	(666,803)	(677,397)
29	(-) OTHER FINANCING AMORTIZATION	0	0

7	CASH FLOW FROM INTERNAL FINANCING	(9,505,829)	(6,048,887)
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCKS	(575,383)	(210,983)
31	(-) DIVIDENS PAID	(3,706,437)	(3,636,445)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	(5,224,009)	(2,201,459)

9	CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES	(2,678,944)	(2,871,521)
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF PERMANENT NATURE	(1,083)	(76,217)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(2,461,406)	(2,845,399)
36	(-) INCREASE IN CONSTRUCTIONS IN PROCESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+(-) OTHER ITEMS	(216,455)	50,095

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V.

RATIOS

Final printing
REF		QUARTER OF PRESENT		QUARTER OF PREVIOUS
P	CONCEPTS	FINANCIAL YEAR		FINANCIAL YEAR
		Amount		Amount
	YIELD
1	NET INCOME TO NET SALES	20.09%		17.70%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	32.36%		34.00%
3	NET INCOME TO TOTAL ASSETS ( **)	13.24%		12.52%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	18.68%		14.44%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	6.32%		14.83%
	ACTIVITY
6	NET SALES TO NET ASSETS (**)	0.72	times	0.68	times
7	NET SALES TO FIXED ASSETS (**)	0.96	times	0.95	times
8	INVENTORIES ROTATION (**)	47.44	times	65.12	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	51	days	50	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	9.58%		10.08%
	LEVERAGE
11	TOTAL LIABILITIES TO TOTAL ASSETS	59.09%		63.17%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.44	times	1.72	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	51.54%		54.59%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	33.92%		50.48%
15	OPERATING INCOME TO INTEREST PAID	6.75	times	6.05	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.21	times	1.08	times
	LIQUIDITY
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.88	times	1.37	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.86	times	1.35	times
19	CURRENT ASSETS TO TOTAL LIABILITIES	0.33	times	0.34	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	22.89%		44.34%
	CASH FLOW
21	CASH FLOW FROM NET INCOME TO NET SALES	37.69%		34.46%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(12.83)%		(7.68)%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	5.03	times	4.58	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	46.01%		41.35%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	53.99%		58.65%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	91.88%		99.09%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V.

DATA PER SHARE

CONSOLIDATED FINANCIAL STATEMENT

Final printing
REF		QUARTER OF PRESENT		QUARTER OF PREVIOUS
D	CONCEPTS	FINANCIAL YEAR		FINANCIAL YEAR
		Amount		Amount

1	BASIC PROFIT PER ORDINARY SHARE (**)	1.66		$1.62	$
2	BASIC PROFIT PER PREFERENT SHARE (**)	0.00		$0.00	$
3	DILUTED PROFIT PER ORDINARY SHARE (**)	0.00		$0.00	$
4	CONTINUOUS OPERATING PROFIT PER COMMON SHARE (**)	1.66		$1.62	$
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	0.00		$0.00	$
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	0.00		$0.00	$
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	0.00		$0.00	$
8	CARRYNG VALUE PER SHARE	5.26		$4.82	$
9	CASH DIVIDEND ACUMULATED PER SHARE	0.30		$0.28	$
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	3.07	times	3.71	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	9.72	times	11.04	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V.

DIRECTOR REPORT

ANNEX 1

CONSOLIDATED

Final printing

Second quarter 2003
  329,103 lines were added during the second quarter raising the total to 15,065,356 lines in service, 8.5% more than the same period of the previous year.
  At the end of the second quarter, Internet access accounts increased 26.7% with an addition of 53,340 accounts totaling 1,287,542 Internet access accounts.
  Line equivalents for data transmission increased 13.1% bringing the total to 2,076,630 services with an addition of 67,316 line equivalents during the quarter.

Operating results

Local

Total lines in service rose to 15,065,356, an annual increase of 8.5%. Lines with at least one digital service increased 29.8% compared with the same period of the previous year totaling 4,957,614, reflecting penetration of digital services of 32.9% of lines, 5.4 percentage points more than in the same period of 2002.

In the second quarter, total call traffic was 6,506 million calls, 0.6% higher than the first quarter of this year and 2.2% higher than the second quarter of 2002. For the first half, total call traffic rose to 12,976 million calls, 2.7% more than in the same period of the previous year.

During the quarter, interconnection traffic with telecommunications operators rose to 6,507 million minutes, 7.2% higher than the first quarter of this year and 24.4% more than the second quarter of last year. For the six months, interconnection traffic totaled 12,576 million minutes, an increase of 23.3% compared with the same period of 2002. .

Long distance

In the second quarter, domestic long distance minutes totaled 3,868 million, 1.1% higher than the first quarter of this year and 10.4% higher than the same period of 2002. For the six months, domestic long distance traffic increased 9.9% totaling 7,694 million minutes.

The illegal practice of by-pass negatively affected incoming international long distance traffic since billed traffic for the quarter was 984 million minutes, 32.7% lower than the same period of last year and 6.1% higher than the first quarter of this year. For the six months, international long distance traffic totaled 1,911 million minutes, an annual decrease of 29.4%.

Data

In the second quarter, TELMEX added 53,340 Internet access accounts 26.7% higher than the same period of last year and 4.3% more than the first quarter of this year, bringing the total to 1,287,542. For the six months, 122,141 access accounts were added, 18.7% higher than the same period of 2002. ADSL services rose to 122,514, three times more than the second quarter of 2002, representing 9.5% of total accounts in service. Internet service penetration in respect to lines in service reached 8.5%.

In the corporate market of data transmission, TELMEX operated 2,076,630 line equivalents at June 30, an increase of 13.1% compared with the same period of 2002 and 3.4% more than the first quarter of this year. In the second quarter, the gain of line equivalents for data transmission was 67,316 lines.

Consolidated financial results

In the second quarter, total revenues were 27,950 million pesos, a decrease of 0.3% compared with the same period of the previous year. During the quarter, revenues related to Internet services, rent and installation of line equivalents and value added services for data transmission rose to 3,225 million pesos, an increase of 3.5% compared with the same period of last year. For the six months, data transmission revenues rose to 6,474 million pesos 7% higher than the same period of 2002. In the end of the first half, data revenues contributed 11.6% of TELMEX's total revenues.

In the first half, total revenues of the company decreased 0.3% compared with the same period of 2002 due to the following factors:

  Local: Low rhythm in local traffic and the reduction of rates in real terms.
  Domestic long distance: Traffic in recovery.
  International long distance: Decrease in traffic due to the negative effect of the illegal practice of by-pass on incoming traffic, a slight increase in outgoing international long distance traffic billed in Mexico.
  Data: Increase of Internet accesses accounts and line equivalents. Increase in high-speed use and data transmission capacity by corporate customers that translates into a rate benefit for these customers.
  Interconnection: Increase in revenues due to higher interconnection traffic, especially from Calling Party Pays.
  Other: Increase in revenues due to the recovery in sales of Tiendas TELMEX (TELMEX Stores).

In the second quarter, total operating costs and expenses were 18,688 million pesos, an increase of 0.2% compared with the same period of 2002. Commercial, administrative and general expenses increased due to a charge in accounting for pensions and seniority premiums. Additionally, for the decision to provision the charges for uncollectables at the same level it has been done throughout this year that compared with last year's first half, provisions for 2003 were higher. The increase in cost of sales and services is related to higher costs of PC's corresponding to the Prodigy Internet package and telephone sets. A factor that negatively impacted operating costs and expenses was the increase of 26.9% of electricity rates. For the six months, cost of sales and services increased 2.6% compared with the same period of 2002. Commercial, administrative and general expenses increased 6.1% in the first half.

Operating income in the second quarter totaled 9,262 million pesos, 1.1 lower than the same period of the previous year and for the six months, operating income decreased 5.8% compared with the same period of 2002 totaling 18,596 million pesos. EBITDA totaled 14,016 million pesos, 3.2% lower than the same period of 2002 and for the six months, EBITDA reached 28,287 million pesos, 4.6% lower than the same period of the previous year.

Comprehensive financing was positive by 911 million pesos during the second quarter due to a net exchange gain of 1,458 million pesos resulting from the appreciation of the peso versus the US dollar of 2.7% during the quarter. Net Interest showed a charge of 617 million pesos that includes a gain of 601 million pesos from the appreciation of TELMEX's marketable securities as well as a charge of 548 million pesos due to peso interest rate swaps transactions by replacing old ones with higher cost. Finally, a gain of 70 million pesos was generated in the monetary position.

Net income for the second quarter was 6,204 million pesos, 52.5% higher than the same period of 2002. For the six months, net income totaled 11,188 million pesos, an increase of 13% compared with the same period of the previous year. From April to June, the company repurchased 222,107,521 of its own shares. TELMEX's earnings per share for the second quarter, based on the number of shares outstanding at period end, were 0.50 pesos.

Total debt, short-term and long-term equaled 5.627 billion dollars a decrease of 16.9% from 6.773 billion dollars in 2002. Of the 5.627 billion dollars total debt, 82.4% was foreign-denominated. At the end of June, 830 million dollars of the total debt was covered by currency hedges, reducing total debt level to 67.7%. Additionally, interest rate swaps were carried out for 12,600 million pesos producing a new fixed rate of 9.816% and 1.2 billion dollars with a fixed rate of 2.545%, with average maturities of 5 five years in both cases, and after the interest rate swaps, total debt in fixed rate represents 88.9% of the total debt.

Local service business
Income statement (Millions of Mexican pesos with purchasing power as of June 2003)	2Q2003	2Q2002	% Increase	6 Months 2003	6 Months 2002	% Increase
Operating revenues
Access, rent and measured service	$13,044	$13,434	(2.9)	$25,986	$26,759	(2.9)
Recovery of LADA special projects	418	442	(5.4)	801	845	(5.2)
LADA interconnection	804	849	(5.3)	1,542	1,619	(4.8)
Interconnection with operators	282	165	70.9	547	378	44.7
Interconnection with cellular	4,064	3,647	11.4	8,020	7,249	10.6
Other	1,992	2,040	(2.4)	4,015	3,762	6.7
Total	20,604	20,577	0.1	40,911	40,612	0.7

Operating costs and expenses
Cost of sales and services	4,691	4,686	0.1	8,904	8,726	2.0
Commercial, administrative and general	3,757	3,496	7.5	7,153	7,159	(0.1)
Interconnection	3,032	2,891	4.9	5,984	5,624	6.4
Depreciation and amortization	3,128	3,338	(6.3)	6,487	6,627	(2.1)
Total	14,608	14,411	1.4	28,528	28,136	1.4

Operating Income	$5,996	$6,166	(2.8)	$12,383	$12,476	(0.7)

EBITDA	$9,124	$9,504	(4.0)	$18,870	$19,103	(1.2)
EBITDA margin (%)	44.3	46.2	(1.9)	46.1	47.0	(0.9)
Operating margin (%)	29.1	30.0	(0.9)	30.3	30.7	(0.4)

Comments on local financial results

The local service income statement, prepared in accordance with accounting separation principles, shows that revenues for the second quarter increased 0.1%. This result was due to growth of 8.5% in lines in service, 0.6% growth in local traffic and 24.4% growth in interconnection traffic with telecommunications operators, especially from calling party pays, partially offset by the reduction of rates in real terms. .

Operating costs and expenses increased 1.4% compared with the second quarter of 2002. This result was due to the increase of 7.5% in commercial, administrative and general expenses caused by the increase in wages and benefits and the charge for pensions and seniority premiums. Additionally, costs related to interconnection increased 4.9%. These costs were partially offset by the reduction of 210 million pesos in depreciation.

In the second quarter, EBITDA and operating income decreased 4% and 2.8%, respectively each totaling 9,124 and 5,996 million pesos. For the six months, operating income decreased 0.7% and EBITDA decreased 1.2%.

Long distance business
Income statement (Millions of Mexican pesos with purchasing power as of June 2003)	2Q2003	2Q2002	% Increase	6 Months 2003	6 Months 2002	% Increase
Operating revenues
Domestic long distance	$4,247	$4,077	4.2	$8,564	$8,422	1.7
International long distance	1,745	2,090	(16.5)	3,411	4,204	(18.9)
Total	5,992	6,167	(2.8)	11,975	12,626	(5.2)

Operating costs and expenses
Cost of sales and services	1,184	1,199	(1.3)	2,290	2,266	1.1
Commercial, administrative and general	1,141	1,158	(1.5)	2,358	2,333	1.1
Interconnection to the local network	774	812	(4.7)	1,481	1,547	(4.3)
Cost of LADA special projects	398	430	(7.4)	761	822	(7.4)
Depreciation and amortization	821	861	(4.6)	1,398	1,431	(2.3)
Total	4,318	4,460	(3.2)	8,288	8,399	(1.3)

Operating Income	$1,674	$1,707	(1.9)	$3,687	$4,227	(12.8)

EBITDA	$2,495	$2,568	(2.8)	$5,085	$5,658	(10.1)
EBITDA margin (%)	41.6	41.6	0.0	42.5	44.8	(2.3)
Operating margin (%)	27.9	27.7	0.2	30.8	33.5	(2.7)

Comments on long distance financial results

The long distance income statement prepared in accordance with accounting separation principles shows that long distance revenues decreased 2.8% in the second quarter. The decrease in revenues was due to 32.7% lower traffic volume of international long distance traffic and the reduction of domestic and international long distance rates in real terms.

Operating costs and expenses in the second quarter decreased 3.2% compared with the same period of last year. This reduction is the result of lower costs of sales and services as well as commercial, administrative and general expenses of 32 million pesos and to lower interconnection costs and special projects because of the decrease in traffic of 70 million pesos. Depreciation was 40 million pesos lower than the second quarter of 2002.

Operating income decreased 1.9% and EBITDA decreased 2.8% in the second quarter totaling 1,674 and 2,495 million pesos, respectively. For the six months, operating income decreased 12.8% and EBITDA decreased 10.1%.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V.

FINANCIAL STATEMENT NOTES

ANNEX 2

CONSOLIDATED

Final printing

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

(FIGURES IN THOUSANDS OF PESOS)

STATE OF FINANCIAL SITUATION

S 12 PLANT, PROPERTY AND EQUIPMENT (NET)

Following, the breakdown is provided for the fixed assets included for the second quarter of 2003, by the methods of specific index and the NCPI, 5th document.
CONCEPT	INDEX	NCPI 5th. DOCUMENT

Investment	Ps. 281,374,198	Ps. 311,936,052
Depreciation	(165,101,231)	(191,579,386)
Construction in process	2,918,697	2,572,702

Total	119,191,664	122,929,368

Results	9,595,495	10,973,502

S 18 DEFERRED ASSETS

At June 30, 2003, deferred assets rose to Ps. 721,186 that is composed mainly by Ps. 592,778, that correspond to the acquisition of concessions to operate radio spectrum frequency bands to provide fixed wireless and mobile telephony services, that will be amortized in 20 years and the amount of Ps. 128,408 correspond to goodwill that Telefonos de Mexico Group recognizes for share acquisitions of Teckmarketing, Aspel and Multicom; this goodwill is being amortized in 5 years.

S 19 OTHER ASSETS

At June 30, 2003 and 2002, other assets rose to Ps. 7,789,221 and Ps. 8,571,194, respectively, and is composed by the following concepts:

INVENTORIES: rose to Ps. 1,230,934 and Ps. 1,178,173 at June 30, 2003 and 2002,respectively, that are for the operation of the telephone plant; these are valuated by average cost method and are updated based on the specific index method, not in excess of market.

INTANGIBLE ASSET: for Ps. 6,558,287 and Ps. 7,393,021 at June 30, 2003 and 2002, respectively, is derived by labor obligations in accordance with Bulletin D-3 of the Mexican Institute of Public Accountants.

S 23 AND S 28 BANK LOANS

In this item, supplier's credits are included in bank credits. The suplier's credits are reclassified to bank loans because in this document, sific/ics, long term opening to suplier's does not exist.

S 24 AND S 29 STOCK MARKET LOANS

On June 11, 1999, The Company issued US $ 1,000 million of convertible senior debentures. The debentures are convertible to common stock at the option of the holders, at any time prior to their maturity into American Depositary Shares (ADSs), each representing 20 TELMEX "L" shares. The conversion price is U.S.$29,5762 per ADS, equal to a conversion ratio of 33.8110 "L" shares ADSs U.S.$1,000 principal amount of the convertible debentures, subject to adjustment under certain circumstances.

Should any person or group (other than the present controlling stockholders) acquire 50% or more of the issuer's voting shares, the holders of the convertible debentures may ask TELMEX to repurchase the convertible debentures, for 100% of the principal amount plus unpaid accrued interest through the repurchase date.

The maturity date of the convertible debentures is June 15, 2004. The debentures bear 4.25% annual interest, payable semiannually.

On January 26, 2001, TELMEX issued senior notes for U.S.$1,000 million, maturing in 2006 and bearing 8.25% annual interest payable semiannually. Additionally, on May 8, 2001, TELMEX issued supplemental senior notes for U.S.$500 million with similar characteristic.

During 2002, TELMEX made four placements of domestic senior notes ("Certificados Bursatiles") for a total of Ps. 3,200 million (Ps. 4,250 million in 2001) under the Ps. 10,000 million program authorized by the National Banking and Securities Commission. The unissued balance under this program is Ps. 2,550 million.

S 26 OTHER CURRENT LIABILITIES

At June 30, 2003 and 2002, this item rose to Ps. 13,813,774 and Ps. 15,664,881, respectively, is composed by the following concepts:

	2003	2002
Accounts payable	Ps. 8,400,827	Ps. 9,642,866
Accrued liabilities	3,812,901	4,555,556
Deferred credits	1,600,046	1,466,459

Deferred credits consist of advance billings and advances from customers and others.

S 31 DEFERRED CREDITS

At June 30, 2003 and 2002, this item rose to Ps. 14,190,632 and Ps. 13,703,793, respectively, and corresponds to deferred taxes based on the requirements of Bulletin D-4

S 32 OTHER LIABILITIES

At June 30, 2003 and 2002, this item rose to Ps. 4,264,669 and Ps. 4,935,392, respectively, and represents the liability for pensions and seniority premiums based on the requirements of Bulletin D-3 Labor Obligations.

S 42 RETAINED EARNINGS

At June 30, 2003 and 2002, this item rose to Ps. 86,414,249 and Ps. 82,596,165, respectively, is composed by the following concepts:
	2003	2002
Legal reserve	Ps. 15,587,989	Ps. 15,512,552
Unappropriated earnings of prior years	70,826,260	67,083,613

On April 29, 2003 and 2002, the stockholders approved an increase of Ps. 7,601,474 (historical) and Ps. 4,549,888 (historical) respectively, in the total authorized historical amount to be used by the Company to acquire its own shares, bringing the total amount to be used for this purpose to Ps. 10,000,000 (historical). At June 30, 2003 and 2002, the unsused authorized amount was Ps. 7,391,142 (historical) and Ps. 9,332,180 (historical), respectively.

From January through June 2003, the Company acquired 356.9 million Series "L" shares for Ps. 5,770,407 (historical cost of Ps. 5,761,527) and 1.8 million Series "A" shares for Ps. 28,985 (historical cost of Ps. 28,896).

From January through June 2003, the Company acquired 135.6 million Series "L" shares for Ps. 2,412,442 ( Ps. 2,284,895 historical).

The Company's own shares acquired were purchased using unappropriated retained earnings in the amount the corresponding shares purchased exceeded capital stock.

S 44 DEFICIT FROM RESTATEMENT OF STOCKHOLDERS EQUITY

At June 30, 2003 and 2002, this item rose to Ps. (70,946,766) and Ps. (69,288,137), respectively, is composed in the following manner:
	2003	2002
Accumulated monetary position loss	Ps. (12,602,988)	Ps. (12,602,443)
Result from holding nonmonetary assets	(58,343,778)	(56,685,694)

S 61 OBLIGATIONS (LONG-TERM LIABILITIES)

At June 30, 2003 and 2002, this item rose to Ps. 23,171,200 and Ps. 33,806,433, respectively, is composed in the following manner:
	2003	2002
Domestic senior notes	Ps. 7,450,000	Ps. 7,784,505
Senior notes	15,721,200	10,408,771
Convertible senior debentures	0	15,613,157

S 73 PENSION FUND AND YEARS OF SERVICE PREMIUM

Substantially all of the Company's employees are covered under defined benefits retirement and seniority premium plans.

In 1990, the Company set up an irrevocable trust fund to cover the payment of these obligations. It adopted the policy of making annual contributions to the fund. These contributions are deductible for Mexican corporate income tax purposes.

The transition liability, past services and variances in assumptions are being amortized over a period of twelve years, which is the estimated average remaining working lifetime of Company employees.

At June 30, 2003 and 2002, the current net liability is Ps. 4,264,669 and Ps. 4,935,392, respectively.

COMPREHENSIVE INCOME

In the second quarter of 2003 y 2002 Telmex Group is presenting Ps. 12,767,274 y Ps. 14,460,209, respectively, corresponding to comprehensive income, by the application of Bulletin B-4 comprehensive income; and is comprised of the following:
		2003		2002
Net income for the period	Ps.	11,188,548	Ps.	9,903,402
Result from holding nonmonetary assets		2,972,858		(2,087,287)
Deferred income tax		(1,038,431)		7,263,340
Effect of labor obligations		(355,701)		(619,246)

Comprehensive Income	Ps.	12,767,274	Ps.	14,460,209

NOTES TO THE INCOME STATEMENT

R 06 TOTAL FINANCING COST

At June 30, 2003, Telmex Group had not carried out operations in UDIS.

R 33 DEFERRED INCOME TAX

At June 30, 2003 and 2002, Telmex Group is recognizing Ps. 14,493 and Ps. (763.076), respectively, for the application of the Bulletin D-4 "Accounting treatment of income tax, asset tax and employee profit sharing".

STATEMENT OF CHANGES IN THE FINANCIAL POSITION

C 39 OTHER ITEMS

Includes inventories for operation of the telephone plant.

RATIOS

P 08 INVENTORY ROTATION

Does not apply to Telefonos de Mexico, S.A. de C.V. The SIFIC/ICS system considers total costs of goods and services (Ref. R2) and relates it with the inventory of merchandise for sale (Ref. S 6); fact that varies the result.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V.

RELATIONS OF SHARES INVESTSMENTS

ANNEX 3

CONSOLIDATED

Final printing
					TOTAL AMOUNT
COMPANY NAME		MAIN ACTIVITIES	NUMBER	OWNERSHIP	(Thousands of Pesos)
			OF		ACQUISITION	PRESENT
			SHARES	%	COST	VALUE
SUBSIDIARIES

1	Consertel, S.A. de C.V.	Investments in all types of businesses	28,444,797,340	100	16,374,507	30,821,552
2	Cia. de Telefonos y Bienes Raices, S.A. de C.V.	Real estate acquisition & leasing	1,034,000,000	100	1,040,903	6,910,299
3	Alquiladora de Casas, S.A. de C.V.	Real estate acquisition and leasing	686,001,490	100	702,096	3,026,525
4	Construcciones y Canalizaciones, S.A. de C.V.	Construction & maint. of telephone plant	28,369,000	100	28,636	495,762
5	Limpieza Tecnica Especializada, S.A. de C.V.	Cleaning Service Company	50	100	49	55
6	Renta de Equipo, S.A. de C.V.	Equipment, vehicles & real estate leasing	29,440,000	100	549,645	600,678
7	Multicomunicacion Nacional, S.A. de C.V.	Trunking, sales & installation services	186,000,000	100	137,877	158,393
8	Teleconstructora, S.A. de C.V.	Construction & maint. of telephone plant	19,400,000	100	19,397	112,148
9	Anuncios en Directorios, S.A. de C.V.	Sale of advertising space in yellow pages	1,081,750	100	1,240	65,323
10	Operadora Mercantil, S.A. de C.V.	Sale agent advertising space in yellow pages	50,000	100	54	1,310
11	Impulsora Mexicana de Telecomunicaciones, S.A. de	Network projects	4,602,225	100	4,602	28,060
12	Fuerza y Clima, S.A. de C.V.	Air conditioning installation & maint.	4,925,000	100	4,944	70,570
13	Telefonos del Noroeste, S.A. de C.V.	Telecommunications services	110,000,000	100	75,279	855,256
14	Aerocomunicaciones, S.A. de C.V.	Aeronautic radiocom. mobile serv.	76,723,650	99.99	76,724	76,794
15	Tecmarketing, .S.A. de C.V.	Telemarketing services	6,850,000	100	138,972	181,511
16	Comertel Argos, S.A. de C.V.	Personnel services	6,000	100	13	2,635
17	Telmex International, Inc.	Holding Company in the U S A.	3	100	172,757	198,455
18	Instituto Tecnologico de Telefonos De Mexico, A.C	Trainning & research services	1,000	100	1	4
19	Buscatel, S.A. de C.V.	Paging services	111,645	100	142,445	249,610
20	Consorcio Red Uno, S.A. de C.V.	Design and integrated telec. Services	167,691,377	100	360,533	532,530
21	Uninet, S.A. de C.V.	Data transmission services	5,647,430	100	564,743	978,678
22	Aerofrisco, S.A. de C.V.	Air Taxi services	3,113,528,600	100	310,871	523,228
23	Telnicx, S.A. de C.V.	Managment of yellow pages	4,865,360	100	6,853	8,950
24	Teninver, S.A. de C.V	Investments in all types of businesses	61,952	100	62	66
25	Grupo Tecnico de Administracion, S.A. de C.V.	Management, consulting & org. Services	1,666,024,952	100	8,063,255	8,352,783
26	Telmex Internet Investments, L.L.C	Investments in Internet companies	1,000	100	996,588	1,160,389
27	Telmex Internet, L.L.C.	Investments in Internet companies	1,000	100	280,409	308,573
	Others Subsidiaries ___ (Number of subsidiaries)
	TOTAL INVESTMENT IN SUBSIDIARIES				30,053,455	55,720,137
	ASSOCIATES

1	T1MSN, Corp	Internet Portal	30,010,850	50	280,409	0
2	Technology and Internet , LLC	Investments in Internet companies	500	50	974,989	246,469
3	Tecnology Fund I, LLC	Investments in communications companies	500	50	20,898	15,864
4	Organizacion Recuperadora de Cartera, SA de CV	Holding telemarketing company	459,124,621	45	459,125	451,656
5	Centro Historico de la Ciudad de Mexico, SA de CV	Real estate services	80,020,000	21.77	80,020	91,461
	Others Associates ____ (Number of associates)
	TOTAL INVESTMENT IN ASSOCIATES				1,815,441	805,450
	OTHER PERMANENT INVESTMENTS					36,017
	T O T A L					56,561,604

NOTES:

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT

(Thousands of Pesos)

ANNEX 4

CONSOLIDATED

Final printing

					DEPRECIATION	CARRYING VALUE
CONCEPT	ACQUISITION	ACCUMULATED	CARRYING	REVALUATION	ON	(+) REVALUATION
	COST	DEPRECIATION	VALUE		REVALUATION	(-) DEPRECIATION
DEPRECIATION ASSETS
PROPERTY	4,719,187	923,291	3,795,896	17,805,849	9,598,088	12,003,657
MACHINERY	95,802,560	38,470,645	57,331,915	132,768,721	97,597,591	92,503,045
TRANSPORT EQUIPTMENT	1,842,396	1,058,592	783,804	1,156,246	1,114,695	825,355
OFFICE EQUIPMENT	597,096	321,859	275,237	613,842	495,479	393,600
COMPUTER EQUIPMENT	6,942,431	5,316,550	1,625,881	2,590,700	2,488,868	1,727,713
OTHER	6,384,850	3,427,542	2,957,308	5,057,331	4,288,031	3,726,608
DEPRECIABLE TOTAL	116,288,520	49,518,479	66,770,041	159,992,689	115,582,752	111,179,978
NO DEPRECIATION ASSETS
GROUNDS	1,120,432	0	1,120,432	3,972,557	0	5,092,989
CONSTRUCTIONS IN PROCESS	2,778,866	0	2,778,866	139,831	0	2,918,697
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	3,899,298	0	3,899,298	4,112,388	0	8,011,686
TOTAL	120,187,818	49,518,479	70,669,339	164,105,077	115,582,752	119,191,664

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V.

CREDITS BREAK DOWN

(Thousands of Pesos)

ANNEX 5

CONSOLIDATED

Final printing
			Denominated in		Amortization of Credits in Foreing Currency With National Entities (Thousands Of Pesos)						Amortization of Credits in Foreing Currency With Foreing Entities (Thousands Of Pesos)
Credit	Amortization	Rate	Pesos		Time Interval						Time Interval
Type /	Date	of	Until 1	More Than	Current	Until 1	Until 2	Until 3	Until 4	Until 5	Current	Until 1	Until 2	Until 3	Until 4	Until 5
Institution		Interest	Year	1 Year	Year	Year	Years	Years	Years	Years	Year	Year	Years	Years	Years	Years
BANKS
FOREIGN TRADE
AB SVENKS EXPORTKREDIT (1)	14/12/2005	2.12	0	0	0	0	0	0	0	0	14,872	14,872	29,744	3,106	0	0
ABN AMRO BANK (1)	30/11/2006	3.02	0	0	0	0	0	0	0	0	471,981	471,980	943,946	943,947	943,947	314,760
ABN AMRO BANK (1)	30/11/2006	2.55	0	0	0	0	0	0	0	0	148,378	148,378	296,756	296,756	119,051	0
DEXIA BANK (1)	31/12/2014	2.12	0	0	0	0	0	0	0	0	121,617	125,037	250,074	250,074	250,074	676,563
BBV ARGENTARIA (1)	22/12/2007	1.87	0	0	0	0	0	0	0	0	84,298	84,298	168,596	168,596	168,596	84,298
BANCO INTERN., SAG (1)	24/12/2006	1.93	0	0	0	0	0	0	0	0	516	530	798	535	267	0
BANCO SANTANDER C. H. (1)	27/11/2008	1.32	0	0	0	0	0	0	0	0	12,377	12,377	24,755	24,755	24,755	13,328
BANK OF AMERICA NAT. (1)	17/04/2006	1.37	0	0	0	0	0	0	0	0	78,283	78,283	127,658	73,210	0	0
BANK OF AMERICA NAT. (1)	24/12/2006	1.93	0	0	0	0	0	0	0	0	22,798	23,434	35,262	23,655	11,827	0
BANK OF AMERICA NAT. (1)	15/12/2003	1.49	0	0	0	0	0	0	0	0	11,128	0	0	0	0	0
BARCLAYS BANK, BRUS (1)	31/12/2004	2.37	0	0	0	0	0	0	0	0	103,268	42,217	42,217	0	0	0
BARCLAYS BANK, BRUS (1)	31/12/2005	2.12	0	0	0	0	0	0	0	0	45,389	45,389	90,778	45,389	0	0
BARCLAYS BANK, N.Y. (1)	16/07/2003	1.49	0	0	0	0	0	0	0	0	4,136	0	0	0	0	0
CITIBANK, N.A. (1)	24/12/2006	1.93	0	0	0	0	0	0	0	0	70,752	74,020	111,209	74,377	37,188	0
CREDIT LYONNAIS (1)	16/10/2003	1.49	0	0	0	0	0	0	0	0	10,983	0	0	0	0	0
EXPORT DEVELOP CAN (1)	22/04/2008	1.67	0	0	0	0	0	0	0	0	206,262	206,262	370,088	309,134	146,775	15,925
GOLDMAN SACHS INTERN (1)	24/12/2006	1.93	0	0	0	0	0	0	0	0	5,070	5,211	7,842	5,260	2,630	0
JP MORGAN CHASE BANK (1) *	20/12/2004	1.82	0	0	0	0	0	0	0	0	0	0	4,716,360	0	0	0
KREDITANSTALT FUR WIEDE (1)	15/12/2006	2.42	0	0	0	0	0	0	0	0	61,138	61,138	122,276	122,276	61,138	0
KREDITANSTALT FUR WIEDE (1)	30/11/2004	1.62	0	0	0	0	0	0	0	0	1,159	1,159	1,159	0	0	0
MARUBENI CORP. (1)	11/03/2004	2.62	0	0	0	0	0	0	0	0	15,721	15,721	0	0	0	0
NATEXIS BANQUE (2)	31/03/2022	2.00	0	0	0	0	0	0	0	0	8,861	8,861	17,723	17,723	17,723	196,619
NORDEA BANK FINLAND PLC (1)	09/11/2004	2.62	0	0	0	0	0	0	0	0	61,837	61,837	35,635	0	0	0
NORDEA BANK FINLAND PLC (1)	04/12/2007	2.37	0	0	0	0	0	0	0	0	167,019	167,019	334,038	281,634	70,394	8,183
NORDIC INVESTMENT BANK (1)	06/12/2006	2.22	0	0	0	0	0	0	0	0	52,404	52,404	104,808	104,808	52,404	0
PRIVATE EXPORT FUNDING CO (2)	16/07/2003	9.34	0	0	0	0	0	0	0	0	26,503	0	0	0	0	0
SKANDINAVISKA ENSKILDA B (1)	28/02/2010	2.55	0	0	0	0	0	0	0	0	73,242	73,242	146,485	146,485	146,485	303,364
SKANDINAVISKA ENSKILDA B (1)	28/02/2004	2.12	0	0	0	0	0	0	0	0	38,273	20,572	0	0	0	0
SOCIETE GENERALE N.Y. (1)	31/12/2003	1.56	0	0	0	0	0	0	0	0	10,469	0	0	0	0	0
SOCIETE GENERALE PARIS (1)	24/12/2006	1.93	0	0	0	0	0	0	0	0	7,562	7,774	11,697	7,846	3,923	0
SOCIETE GENERALE PARIS (1)	14/05/2007	1.87	0	0	0	0	0	0	0	0	38,215	25,923	34,744	6,586	84	0
BANK OF TOKYO-MITSUBISHI (1)	28/12/2008	2.47	0	0	0	0	0	0	0	0	104,808	147,991	295,982	295,982	295,982	234,357
ARRENDAD BANAMEX (1)	25/06/2004	2.12	0	0	115,518	120,309	0	0	0	0	0	0	0	0	0	0
BANAMEX AGENCIA N. Y. (1)	24/12/2006	1.93	0	0	0	0	0	0	0	0	3,631	3,732	5,616	3,767	1,883	0
BANAMEX, S.A. (1)	27/06/2005	2.12	0	0	93,128	96,832	203,129	0	0	0	0	0	0	0	0	0
BANCA SERFIN AG. N. Y. (1)	24/12/2006	1.93	0	0	0	0	0	0	0	0	1,875	1,959	2,945	1,969	984	0
BBVA BANCOMER (3)	27/01/2004	5.40	800,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (3)	03/07/2003	4.95	350,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (1)	10/10/2005	2.12	0	0	102,796	106,238	223,279	117,290	0	0	0	0	0	0	0	0
BBVA BANCOMER (1)	10/10/2006	2.02	0	0	56,098	56,938	116,446	119,960	61,331	0	0	0	0	0	0	0
BANCO INTERN, S.A. (1)	24/12/2006	1.93	0	0	11,884	12,216	18,381	12,331	6,165	0	0	0	0	0	0	0
CITIBANK MEXICO, S.A. (1)	26/06/2006	2.12	0	0	131,415	133,923	275,574	286,225	0	0	0	0	0	0	0	0
BBVA BANCOMER (3)	22/05/2004	5.43	500,000	0	0	0	0	0	0	0	0	0	0	0	0	0
TESORERIA DE LA FED. (1)	24/12/2006	1.93	0	0	23,153	23,942	36,007	24,130	12,065	0	0	0	0	0	0	0
SCOTIABANK INVERLAT (3)	03/07/2003	4.95	350,000	0	0	0	0	0	0	0	0	0	0	0	0	0
ARRENDADORA INBURSA (3)	30/06/2004	5.55	2,121	0	0	0	0	0	0	0	0	0	0	0	0	0
0	00/01/1900	0.00	0	0	0	0	0	0	0	0	0	0	0	0	0	0
0	00/01/1900	0.00	0	0	0	0	0	0	0	0	0	0	0	0	0	0
			0	0	0	0	0	0	0	0	0	0	0	0	0	0
			0	0	0	0	0	0	0	0	0	0	0	0	0	0

TOTAL BANKS			2,002,121	0	533,992	550,398	872,816	559,936	79,561	0	2,084,825	1,981,620	8,329,191	3,207,870	2,356,110	1,847,397
STOCK EXCHANGE
LISTED IN THE MEXICAN STOCK EXCHANGE
UNSECURED DEBT
CERT. BURSATIL TMX 02-2 (4)	10/02/2005	6.33	0	850,000	0	0	0	0	0	0	0	0	0	0	0	0
CERT. BURSATIL TMX 02 (4)	09/02/2007	6.57	0	1,650,000	0	0	0	0	0	0	0	0	0	0	0	0
CERT BUR TMX 01, 02-3 Y 02-4 (2)	31/05/2012	11.05	0	1,700,000	0	0	0	0	0	0	0	0	0	0	0	0
CERT. BURSATIL TMX 01-2 (4)	26/10/2007	6.67	0	3,250,000	0	0	0	0	0	0	0	0	0	0	0	0
PAPEL COMERCIAL (2)	05/04/2004	5.82	915,277	0	0	0	0	0	0	0	0	0	0	0	0	0
SENIOR NOTES DUE 2006 (2)	26/01/2006	8.25	0	0	0	0	0	0	0	0	0	0	0	15,721,200	0	0
CONVERT. SECURITIES DUE 2004 (2)	15/06/2004	4.25	0	0	0	0	0	0	0	0	0	10,480,800	0	0	0	0
			0	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL STOCK EXCHANGE			915,277	7,450,000	0	0	0	0	0	0	0	10,480,800	0	15,721,200	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS
OTHER CURRENT LIABILITIES			13,813,774	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			13,813,774	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL			16,731,172	7,450,000	533,992	550,398	872,816	559,936	79,561	0	2,084,825	12,462,420	8,329,191	18,929,070	2,356,110	1,847,397

NOTES:

  Interest rates:

Credits break down are presented with an integrated rate as follows:

  Libor plus margin
  Fixed Rate
  TIIE plus margin
  CETES
  The following rates were considered:

  Libor at 6 months in U S dollars is equivalent to 1.12 at June 30, 2003.

  TIIE at 28 days is equivalent to 5.35 at June 30, 2003.

  CETES at 91 days is equivalent to 5.33 at June 30, 2003.

  CETES at 182 days is equivalent to 5.77 at June 25, 2003.

  * Syndicated Credit Bank Agent
  ** The corresponfing documents to this debt are DGE 582-14882 dated Octuber 18, 2002, DGE 187-3987 dated April 10, 2003, DGE 323-4123 dated may 30, 2003, DGE 361-4161 dated june 20, 2003.
  The suppliers' Credits are reclasified to Banks Loans because in this document, SIFIC/ICS, Long Term opening to Suppliers' does not exist.

Exchange rates used:

Liabilities in foreign currency

Exchange rates at end of the month.

CURRENCY AMOUNT E.R.

DOLLAR (U.S.) 4,610,325 10.4808

EURO (E.E.C.) 23,874 11.9722

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE

(Thousands of Pesos)

ANNEX 6

CONSOLIDATED

Final printing
	DOLLARS		OTHER CURRENCIES		TOTAL
TRADE BALANCE	THOUSANDS	THOUSANDS	THOUSANDS	THOUSANDS	THOUSANDS
	OF DOLLARS	OF PESOS	OF DOLLARS	OF PESOS	OF PESOS

1. INCOME

EXPORTS	110,288	1,155,103	0	0	1,155,103
OTHER	4,798	50,238	0	0	50,238
TOTAL	115,086	1,205,341	0	0	1,205,341

2. EXPENDITURE
IMPORT (RAW MATERIALS )	0	0	0	0	0
INVESTMENTS	0	0	0	0	0
OTHER	1,255,355	13,129,766	0	0	13,129,766
TOTAL	1,255,355	13,129,766	0	0	13,129,766
NET BALANCE	(1,140,269)	(11,924,425)	0	0	(11,924,425)
3. FOREIGN MONETARY POSITION
TOTAL ASSETS	53,001	555,498	0	0	555,498
LIABILITIES POSITION	4,610,325	48,319,892	27,272	285,824	48,605,716
SHORT TERM LIABILITIES POSITION	1,489,073	15,606,673	2,382	24,962	15,631,635
LONG TERM LIABILITIES POSITION	3,121,252	32,713,219	24,890	260,862	32,974,081
NET BALANCE	(4,557,324)	(47,764,394)	(27,272)	(285,824)	(48,050,218)

NOTES:

EXCHANGE RATES USED:

TRADE BALANCE IN FOREIGN EXCHANGE:

THE AVERAGE MONTLY EXCHANGE RATES PUBLISHED BY BANCO DE MEXICO.

ASSETS AND LIABILITIES IN FOREIGN CURRENCY:

EXCHANGE RATES AT END OF THE MONTH.
CURRENCY	AMOUNT	E.R.

DOLLAR (U.S.)	4,610,325	10.4808
EURO (E.E.C.)	23,874	11.9722

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V.

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION

(Thousands of Pesos)

ANNEX 7

CONSOLIDATED

Final printing
	MONETARY	MONETARY	(ASSET) LIABILITIES	MONTHLY	MONTHLY
MONTH			MONETARY		(PROFIT)
	ASSETS	LIABILITIES	POSITION	INFLATION	AND LOSS

JANUARY	35,052,441	89,077,336	54,024,895	0.40	216,100
FEBRUARY	33,917,476	91,612,705	57,695,229	0.28	161,547
MARCH	36,147,767	91,366,395	55,218,628	0.63	347,877
APRIL	35,956,994	89,078,189	53,121,195	0.17	90,306
MAY	36,558,562	85,509,646	48,951,084	0.32	(156,643)
JUNE	37,315,329	84,410,431	47,095,102	0.08	37,676
JULY	0	0	0	0.00	0
AUGUST	0	0	0	0.00	0
SEPTEMBER	0	0	0	0.00	0
OCTOBER	0	0	0	0.00	0
NOVEMBER	0	0	0	0.00	0
DECEMBER	0	0	0	0.00	0
ACTUALIZATION :	0	0	0	0.00	2,134
CAPITALIZATION :	0	0	0	0.00	0
FOREIGN CORP. :	0	0	0	0	0
OTHER	0	0	0	0	8,404
TOTAL					707,401

NOTES:

A) THE FORMAT SIFIC/ICS DOES NOT ACCEPT NEGATIVE SIGNS IN THE MONTHLY INFLATION COLUMN.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX UARTER: 2 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET

ANNEX 8

CONSOLIDATED

Final printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND /OR TITLE

DOES NOT APPLY

ACTUAL SITUATION OF FINANCIAL LIMITED

DOES NOT APPLY

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

DOES NOT APPLY

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V.

PLANTS, COMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED

Final printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)

NOT AVAILABLE		0	0

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED

Final printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBS.	COST PRODUCCION (%)

NOT AVAILABLE				0	0

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V.

DOMESTIC SELLS

ANNEX 11

CONSOLIDATED

Final printing

	TOTAL PRODUCTION		NET SELLS		MARKET	MAIN
MAIN PRODUCTS					SHARE
	VOLUME	AMOUNT	VOLUME	AMOUNT	(%)	TRADEMARKS	COSTUMERS
LOCAL SERVICE				25,962,353
LONG DISTANCE SERVICE				18,320,180
INTERCONNECTION				8,565,759
OTHERS				2,099,547
TOTAL				54,947,839

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V.

FOREIGN SELLS

ANNEX 11B

CONSOLIDATED

Final printing

	TOTAL PRODUCTION		NET SELLS		MARKET	MAIN
MAIN PRODUCTS					SHARE
	VOLUME	AMOUNT	VOLUME	AMOUNT	(%)	TRADEMARKS	COSTUMERS

NET SETTLEMENT				745,975

TOTAL				745,975

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V.

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

ANNEX 12

CONSOLIDATED

Final printing
NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31 st OF:		2002		80,050,916

Number of shares Outstanding at the Date of the NFEA :				12,777,101,725
( Units)

ARE THE FIGURES FISCALLY AUDITED?				ARE THE FIGURES FISCALLY

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM THE NFEA
QUARTER	SERIAL	NUMBER OF SHARES OUTSTANDING	DATE OF SETTLEMENT	AMOUNT

DETERMINATION OF THE NFEA OF THE PRESENT YEAR
NFEA FROM THE PERIOD JANUARY 01 TO JUNE 30, OF 2003.

FISCAL EARNINGS			0
- DETERMINED INCOME			0
+ DEDUCTED WORKER'S PROFIT			0
- DETERMINED WORKER			0
- DETERMINED RFE			0
- NON DEDUCTABLES			0
NFEA OF PERIOD			0

DETERMINATION OF THE NFEA OF THE PRESENT YEAR
(Present year Information)
NFEA BALANCE TO JUNE 30, 2003			75,923,269

Number of shares Outstanding at the Date of NFEA :			12,418,455,194
( Units )

MODIFICATION BY COMPLEMENTARY
NFEA BALANCE TO DECEMBER 31, 2002			0

Number of shares Outstanding at the Date of NFEA :			0
( Units )

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V.

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

ANNEX 12 A

CONSOLIDATED

Final printing
NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEAR BALANCE TO DECEMBER 31 st OF:		2002		3,454,027

Number of shares Outstanding at the Date of the NFEAR:				12,777,101,725
( Units)

	ARE THE FIGURES FISCALLY AUDITED?			ARE THE FIGURES FISCALLY

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM THE NFEAR
QUARTER	SERIAL	NUMBER OF SHARES OUTSTANDING	DATE OF SETTLEMENT	AMOUNT
1st. 2003	A, AA and L.	12,640,562,715	31/03/2003	1,743,580
2nd. 2003	A, AA and L.	12,418,455,194	30/06/2003	0

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR
NFEAR FROM THE PERIOD JANUARY 01 TO JUNE 30, 2003.
FISCAL EARNINGS:
+DEDUCTED WORKERS PROFIT SHARING			0
-DETERMINED INCOME TAX			0
-NON-DEDUCTABLES			0

-(+) EARNINGS (LOSS) FROM FOREING OF PROFIT			0
DETERMINED RFE OF THE FISCAL YEAR			0
- INCOME TAX (DEFERED ISR)			0
* FACTOR TO DETERMINE THE NFEAR			0
NFER FROM THE PERIOD			0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD
NFEAR BALANCE TO JUNE 30, 2003			0
Number of shares Outstanding at the Date of the NFEAR			12,418,455,194
( Units )

MODIFICATION BY COMPLEMENTARY
NFEAR BALANCE TO DECEMBER 31, 2002			0
Number of shares Outstanding at the Date of NFEA :			0
( Units )

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V.

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF SHARES

CONSOLIDATED

Final printing
	NOMINAL	VALID	NUMBER OF SHARES				CAPITAL STOCK
SERIAL	VALUE	CUPON	FIXED	VARIABLE		PUBLIC	(Thousands of Pesos)
			PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE
A	0.025		283,223,640	0		283,223,640	7,080	0
AA	0.025		4,136,480,585	0	4,136,480,585	0	103,412	0
L	0.025		7,998,750,969	0		7,998,750,969	199,969	0
TOTAL			12,418,455,194	0	4,136,480,585	8,281,974,609	310,461	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION:
	12,418,455,194
SHARES PROPORTION BY:
CPO'S :
UNITS':
ADRS's :
GDRS's :
ADS's :
GDS's :

	REPURCHASED OWN SHARES

		NUMBER OF	MARKET VALUE OF THE SHARE
	SERIAL	SHARES	AT REPURCHASE		AT QUARTER

	L	358,646,531	16.0999		16.1330

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V.

CONSOLIDATED

Final printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM 1 OF JANUARY TO 30 OF JUNE OF 2003 AND 2002 IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

ING. ADOLFO CEREZO PEREZ	C.P. EDUARDO ROSENDO GIRARD
CHIEF FINANCIAL OFFICER	COMPTROLLER

MEXICO, D.F., AT JULY 15, 2003.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 2 YEAR:2003

TELEFONOS DE MEXICO, S.A. DE C.V.

GENERAL INFORMATION

ISSUER GENERAL INFORMATION
COMPANY:	TELEFONOS DE MEXICO, S.A. DE C.V.
ADDRESS:	PARQUE VIA 198,
COL. CUAUHTEMOC
ZIP:	06599
CITY:	MEXICO, D.F.
TELEPHONE:	52 22 12 12
FAX:
E-MAIL:
INTERNET PAGE:

ISSUER FISCALINFORMATION
TAX PAYER FEDERAL ID:	TME 840315KT6
FISCAL ADDRESS:	PARQUE VIA 198,
COL. CUAUHTEMOC
ZIP:	06599
CITY:	MEXICO, D.F.

PAYMENT RESPONSIBLE
NAME:	C.P. EDUARDO ROSENDO GIRARD
ADDRESS:	PARQUE VIA 198 - 5 FLOOR OFFICE 501,
COL. CUAUHTEMOC
ZIP:	06599
CITY:	MEXICO, D.F.
TELEPHONE:	52 22 53 95
FAX:	52 50 80 54
E-MAIL:

OFFICERS INFORMATION
POSITION BMV:	CHAIRMAN OF THE BOARD
POSITION:	CHAIRMAN OF THE BOARD
NAME:	ING. CARLOS SLIM HELU
ADDRESS:	AV. PASEO DE LAS PALMAS NUM. 750,
COL. LOMAS DE CHAPULTEPEC
ZIP:	11000
CITY:	MEXICO, D.F.
TELEPHONE:	56 25 49 00
FAX:	55 20 15 10
E-MAIL:

POSITION BMV:	CHIEF EXECUTIVE OFFICER
POSITION:	CHIEF EXECUTIVE OFFICER
NAME:	ING. JAIME CHICO PARDO
ADDRES:	PARQUE VIA 190 - 10 FLOOR OFFICE 1001,
COL. CUAUHTEMOC
ZIP:	06599
CITY:	MEXICO, D.F.
TELEPHONE:	55 46 15 46 & 52 22 51 52
FAX:	57 05 00 39
E-MAIL:

POSITION BMV:	CHIEF FINANCIAL OFFICER
POSITION:	CHIEF FINANCIAL OFFICER
NAME:	ING. ADOLFO CEREZO PEREZ
ADDRESS:	PARQUE VIA 190 - 10 FLOOR OFFICE 1016,
COL. CUAUHTEMOC
ZIP:	06599
CITY:	MEXICO, D.F.
TELEPHONE:	52 22 57 80 & 52 22 51 44
FAX:	52 55 15 76
E-MAIL:

POSITION BMV:	QUATERLY FINANCIAL INFORMATION RESPONSIBLE
POSITION:	COMPTROLLER
NAME:	C.P. EDUARDO ROSENDO GIRARD
ADDRES:	PARQUE VIA 198 - 5 FLOOR OFFICE 501,
COL. CUAUHTEMOC
ZIP:	06599
CITY:	MEXICO, D.F.
TELEPHONE:	52 22 53 95
FAX:	52 50 80 54
E-MAIL:

POSITION BMV:	QUATERLY FINANCIAL INFORMATION RESPONSIBLE 2nd.
POSITION:	ACCOUNTING INTEGRATION MANAGER
NAME:	C.P. WALTERIO FLORES ARIAS
ADDRES:	PARQUE VIA 198 - 5 FLOOR OFFICE 503,
CUAUHTEMOC
ZIP:	06599
CITY:	MEXICO, D.F.
TELEPHONE:	52 22 18 03 & 52 22 18 04
FAX:	57 05 07 29
E-MAIL:

POSITION BMV:	GENERAL COUNSEL
POSITION:	GENERAL COUNSEL
NAME:	LIC. SERGIO MEDINA NORIEGA
ADDRESS:	PARQUE VIA 190 - 2 FLOOR OFFICE 202,
COL. CUAUHTEMOC
ZIP:	06599
CITY:	MEXICO, D.F.
TELEPHONE:	52 22 14 25 & 52 22 57 42
FAX:	55 46 43 74
E-MAIL:

POSITION BMV:	SECRETARY OF BOARD OF DIRECTORS
POSITION:	SECRETARY OF BOARD OF DIRECTORS
NAME:	LIC. SERGIO MEDINA NORIEGA
ADDRESS:	PARQUE VIA 190 - 2 FLOOR OFFICE 202,
COL. CUAUHTEMOC
ZIP:	06599
CITY:	MEXICO, D.F.
TELEPHONE:	52 22 14 25 & 52 22 57 42
FAX:	55 46 43 74
E-MAIL:

POSITION BMV:	RESPONSIBLE OF PROVIDING INFORMATION TO INVESTORS
POSITION:	INVESTORS RELATIONS MANAGER
NAME:	LIC. ALEJANDRO MARTINEZ ALTAMIRANO
ADDRESS:	PARQUE VIA 198 - 7 FLOOR OFFICE 701,
COL. CUAUHTEMOC
ZIP:	06599
CITY:	MEXICO, D.F.
TELEPHONE:	57 03 39 90
FAX:	55 45 55 50
E-MAIL:

POSITION BMV:	RESPONSIBLE OF PROVIDE INFORMATION BY EMISNET
POSITION:	COMPTROLLER
NAME:	C.P. EDUARDO ROSENDO GIRARD
ADDRESS:	PARQUE VIA 198 - 5 FLOOR OFFICE 501,
COL. CUAUHTEMOC
ZIP:	06599
CITY:	MEXICO, D.F.
TELEPHONE:	57 22 53 95
FAX:	52 50 80 54
E-MAIL:

POSITION BMV:	RESPONSIBLE OF PROVIDE INFORMATION BY EMISNET
POSITION:	SHAREHOLDER SERVICES MANAGER
NAME:	LIC. MIGUEL ANGEL PINEDA CATALAN
ADDRESS:	PARQUE VIA 198 - 2 FLOOR OFFICE 201,
COL. CUAUHTEMOC
ZIP:	06599
CITY:	MEXICO, D.F.
TELEPHONE:	52 22 53 22
FAX:	55 46 21 11
E-MAIL:

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V.

BOARD OF DIRECTORS

SERIES:	ALL

POSITION:	CHAIRMAN OF THE BOARD

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	ING. CARLOS SLIM HELU

POSITION:	BOARD PROPIETORS

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	SR. EMILIO AZCARRAGA JEAN

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	ING. JAIME CHICO PARDO

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	ING. ANTONIO COSIO ARIÑO
EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	SR. MARK E. ROYSE

EFFECTIVE DATE:	DEL : 29/04/2003 AL: 30/04/2004
NAME:	MTRA. AMPARO ESPINOSA RUGARCIA

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	ING. ELMER FRANCO MACIAS

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	C.P. RAFAEL KALACH MIZRAHI

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	LIC. ANGEL LOSADA MORENO

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	SRITA. JANET DUNCAN

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	LIC. RICARDO MARTIN BRINGAS

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	SR. ROMULO O FARRIL JR.:

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	C.P. JUAN ANTONIO PEREZ SIMON

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	LIC. FERNANDO SENDEROS MESTRE

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	LIC. CARLOS SLIM DOMIT

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	LIC. MARCO ANTONIO SLIM DOMIT

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	SR. JAMES W. CALLAWAY

POSITION:	BOARD ALTERNATES

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	SR. JAIME ALVERDE GOYA

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	LIC. CARLOS BERNAL VEREA

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	SR. JORGE A. CHAPA SALAZAR

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	ING. ANTONIO COSIO PANDO
EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	C.P. ANTONIO DEL VALLE RUIZ

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	LIC. ARTURO ELIAS AYUB

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	SRA. ANGELES ESPINOSA YGLESIAS

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	SR. JORGE ESTEVE CAMPDERA

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	ING. AGUSTIN FRANCO MACIAS

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	C.P. HUMBERTO GUTIERREZ OLVERA Z.

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	LIC. JOSE KURI HARFUSH

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	LIC. FEDERICO LAFFAN FANO

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	C.P. FRANCISCO MEDINA CHAVEZ

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	ING. BERNARDO QUINTANA ISAAC

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	LIC. PATRICK SLIM DOMIT

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	LIC. FERNANDO SOLANA MORALES

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	LIC. FERNANDO VALDES ACRA

POSITION:	STATUTORY AUDITOR

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	C.P. ALBERTO TIBURCIO CELORIO

POSITION:	ALTERNATE STATUTORY AUDITOR

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	C.P. FERNANDO ESPINOSA LOPEZ

POSITION:	SECRETARY OF THE BOARD OF DIRECTORS

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	LIC. SERGIO MEDINA NORIEGA

POSITION:	ASISTANT SECRETARY

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	LIC. RAFAEL ROBLES MIAJA